Exhibit 99.2

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2 Important Disclosure IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) the negative impacts of the COVID - 19 pandemic on global, regional and national economies and the related market volatility and protracted economic downturn ; and (18) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Client Assets” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others .

3 Index 3Q22 Financials 02 Q&A 03 01 Highlights

1 Highlights

5 1 Revenue and Client Assets Disclosure : Improving communication and the understanding of XP’s business through different cycles 3 Share Based Compensation : Discontinuing guidance of Adjusted Net Income Margin. New guidance announced: EBT Margin Quarter Highlights 4 Capital Distribution : Amendment to Share Repurchase Program of R$1 billion, on top of the existing program announced in May 2 Expenses: Still absorbing the impact of HC growth in 2021. Ongoing transformation should result in efficiency gains in 2023 onward

2 3Q22 KPIs and Financials

7 Client Assets Client Segment and Product Breakdown Highlights ▪ Client Assets growth decelerated due to the challenging environment for Retail Net inflow, which fell 28 % from R $ 14 billion monthly average in 4 Q 21 to R $ 11 billion in 3 Q 22 . Client Assets (in R$ bn) 709 757 829 80 89 95 3Q21 2Q22 3Q22 846 789 925 +17% Retail Client Assets Breakdown (in R$ bn) Highlights ▪ Tougher scenario also reflected in Client Assets mix . Equities reduced from 42 % to 34 % YoY, and Fixed Income increased from 22 % to 30 % YoY . 42% 33% 34% 22% 31% 30% 23% 23% 23% 7% 3Q22 7% 6% 7% 6% 3Q21 2Q22 6% Retail Corporate ¹ Includes Float, Offshore Investments and Other Assets. Equities Other¹ Funds Platform Fixed Income Retirement Plans

8 Digital Content Digital Content Retail Institutional Institutional Issuer Services Issuer Services Other Other & Corporate Retail Institutional Institutional Issuer Services Issuer Services Other Other & Corporate Retail Institutional Institutional Issuer Services Issuer Services Digital Content Digital Content Other Other Gross Revenue Breakdown Segments & Corporate OLD

9 Digital Content Digital Content Retail Institutional Institutional Issuer Services Issuer Services Other Other & Corporate OLD Gross Revenue Breakdown Segments Segments NEW Retail Institutional Institutional Corporate & Issuer Services Issuer Services Other Other + - Breakdown Fixed Income Equities Funds Platform Cards Retirement Plans Insurance Credit Other Retail Digital Content Digital Content - +

10 Gross Revenue Total Gross Revenues (in R$ mn ) Highlights ▪ Amidst a risk - off scenario, which weighs mainly on Retail, Gross Revenue grew due to the diversified profile of XP’s business . 3,368 3,618 3,811 3Q22 3Q21 2Q22 +13% RETAIL INSTITUTIONAL 69% 15 % of 3Q22 Total Gross Revenue 11 % CORPORATE & ISSUER SERVICES 4 % OTHER

11 Retail Revenue Breakdown Risk - off scenario driving changes on revenue mix ¹ Includes Float, former Digital Content, FX, among others (in R$ mm) Funds Platform Fixed Income Retirement Plans Retail Revenue Equities Cards Credit Insurance Other¹ 3Q22 282 489 85 2,629 1,120 146 40 21 447 3Q21 354 437 58 2,589 1,443 54 26 14 203 YoY - 20% +12% + 45% +2% - 22% +170% +52% +45% +121% 2Q22 398 580 81 2,673 1,063 116 38 23 375 - 29% QoQ - 16% +5% - 2% +5% +26% +4% - 9% +19%

12 Retail Take Rate Highlights ▪ Without performance fees, annualized Retail Take Rate was 1 . 32 % on 2 Q 22 , in line with 3 Q 22 . Annualized Retail Take Rate 1.45% 1Q22 3Q21 4Q21 1.49% 1.23% 2Q22 3Q22 1.40% 1.33% Funds Platform and Retirement Plans Take Rate¹ Highlights ▪ Management Fee portion of Take Rate has been trending down YoY due to the mix shifting away from riskier categories but showing signs of stabilization QoQ . 0.71% 0.65% 0.57% 3Q21 4Q21 0.57% 0.65% 0.60% 0.61% 1Q22 0.54% 0.62% 2Q22 0.55% 3Q22 ¹ Annualized Funds Platform and Retirement Plans Take Rate . Funds Platform (Ex - Performance Fees) Retirement Plans

Institutional and Corporate & Issuer Services

XP Inc.

Institutional Revenue (in R$ mn)



+105%
281
436
577
3Q21
2Q22
3Q22

Highlights

- Institutional performance was mainly driven by increased activity on FICC[1] onshore and offshore desks ahead of the election period in Brazil.

Corporate & Issuer Services Revenue (in R$ mn)



Issuer Services
Corporate
+34%
325
41
284
335
125
210
436
207
228
3Q21
2Q22
3Q22

Highlights

- Corporate gained traction following increased demand for OTC derivatives that should normalize going forward;
- Issuer Services revenue went up 9% QoQ, mainly led by fixed income and alternative funds activity.

[1] *Fixed Income, Currency, and Commodities*

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14 SG&A and EBT Margin Highlights ▪ Sequential headcount expansion was mainly driven by internal advisors and recent graduated developers ; ▪ Expense growth is expected to be lower in 2023 relative to 2022 . Total SG&A (in R$ mn ) 5,527 6,339 Headcount 924 1,094 1,057 348 374 405 3Q21 2Q22 3Q22 1,272 1,468 1,463 +15% 6,948 EBT (in R$ bn) New EBT Margin Guidance ▪ 2023 - 2025 : 26 % to 32% ; ▪ Annual guidance, quarterly EBT Margins may be out of this range . 908 867 983 3Q21 2Q22 3Q22 +8% 28.6% 25.3 % EBT Margin 27.2 % People Non - People

15 Net Income and Net Margin (in R$ mm) Adjusted Net Income¹ Basic EPS (in R$) Adjusted Net Margin Net Income Net Margin Adj. Diluted EPS (in R$) 3Q22 1,149 1.85 31.7% 1,031 28.5% 2.00 3Q21 1,039 1.67 32.8% 936 29.5% 1.82 YoY +11% +11% - 102bps +10% - 105bps +10% 2Q22 1,046 1.63 30.5% 913 26.6% 1.81 +10% QoQ +14% +124bps 13% +186bps +11% 1 - See appendix for a reconciliation of Adjusted Net Income.

16 Net Asset Value 16 (in R $ bn) Adj. Gross Financial Assets NAV = Gross Debt - 3Q22 2Q22 Financial Assets 171.1 156.7 Securities & Derivatives 137.5 130.4 Loans 20.4 16.4 Repos 8.0 4.8 Other 5.2 5.0 (-) Financial Liabilities (140.6) (128.3) (-) Retirement Plans Liabilities (42.7) (39.1) (-) Market Funding Operations (35.8) (27.9) (-) Repos (31.4) (30.5) (-) Securities & Derivatives (24.1) (24.7) (-) Other (6.5) (6.0) (-) Float (11.4) (12.1) (=) Adjusted Gross Financial Assets 19.1 16.3

17 6.4 16.3 9.9 8.5 1.4 M&As NAV 3Q22 NAV 4Q19 Follow - On Net Income 1Q20 - 3Q22 Investment in IFAs Share Buyback Other (4.2) (1.4) (0.5) (0.3) NAV Bridge – from IPO (4Q19) to 3Q22 In R$bn

Q&A

19 Investor Relations ir@xpi.com.br https://investors.xpinc.com/

Appendix

21 ROA and ROE Return metrics have been trending down since mid - 2021 Return on Average Assets¹ 2.2% 2.4% 2.6% 2.8% 3.0% 3.2% 3.4% 3.6% 3.8% 4.0% 4.2% 4.4% 4.6% 4.8% 3.3% 2Q22 3Q21 4.5% 4Q20 4.1% 3.5% 2Q21 3Q20 4.3% 1Q21 4.7% 4Q21 1Q22 3Q22 Return on Average Equity² ROA (LTM) ROA (Annualized) 14% 15% 16% 17% 18% 19% 20% 21% 22% 23% 24% 25% 26% 27% 28% 29% 30% 31% 32% 33% 34% 35% 36% 32.7% 24.5% 25.9% 3Q20 4Q20 29.0% 2Q21 1Q21 28.8% 3Q21 4Q21 1Q22 2Q22 24.4% 3Q22 ROAE (LTM) ROAE (Annualized) 1 - Annualized Return on Average Adjusted Assets. Adjusted Assets excludes Retirement Plans and Float Balance. 2 – Annualized Re turn on Average Equity.

Non-GAAP Financial Information

Adjusted Assets (from the factors listed below) reflects our business more realistically

XP Inc.

Simplified Balance Sheet (in R$ mn)

Assets	[A]	[B] Pension Funds	[A-B]	[C] Float	[A-B-C]	[D] Client Liquidity & Sov. Bonds Arb.	Adjusted Assets [A-B-C-D]
Total	**185,742**	**42,714**	**143,027**	**15,374**	**127,653**	**47,485**	**80,168**
Securities - Fair Value through P&L	73,101	42,714	30,387	-	30,387	-5,465	35,852
Securities - Repos	8,047	-	8,047	-	8,047	8,047	-
Securities - Fair Value through OCI	40,238	-	40,238	11,391	28,847	28,847	-
Securities - Trading & Intermediation	3,983	-	3,983	3,983	-	-	-
Other Financial Instruments	24,116	-	24,116	-	24,116	16,056	8,060
Other Assets	36,256	-	36,256	-	36,256	-	36,256

Liabilities + Equity	[A]	[B] Pension Funds	[A-B]	[C] Float	[A-B-C]	[D] Client Liquidity & Sov. Bonds Arb.	Adjusted Liabilities & Equity [A-B-C-D]
Total	**185,742**	**42,714**	**143,027**	**15,374**	**127,653**	**47,485**	**80,168**
Securities - Repos	31,429	-	31,429	-	31,429	31,429	-
Other Finan. Liab.	24,145	-	24,145	-	24,145	16,056	8,089
Pension Funds	42,714	42,714	-	-	-	-	-
Securities - Trading & Intermediation	15,374	-	15,374	15,374	-	-	-
Other Liabilities & Equity	72,079	-	72,079	-	72,079	-	72,079

Key factors inflating our balance sheet

[B] Pension Funds

- AUM from XP Vida & Previdência is accounted in both assets and liabilities

[C] Floating

- Uninvested cash from clients allocated in sovereign bonds

[D] Client Liquidity & Sovereign Bonds Arbitrage

- Providing liquidity to clients with derivatives
- Money market funding (repos mostly) allocated into sovereign bonds targeting arbitrage opportunities

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23 Non - GAAP Financial Information Adjusted Gross Financial Assets, Net Asset Value and Float 23 Adjusted Gross Financial Assets (in R $ mn ) Adjusted Gross Financial Assets 3Q22 2Q22 Assets 171,130 156,711 (+) Cash 2,601 3,244 (+) Securities - Fair value through profit or loss 73,101 67,521 (+) Securities - Fair value through other comprehensive income 40,238 36,183 (+) Securities - Evaluated at amortized cost 8,060 8,178 (+) Derivative financial instruments 16,056 18,556 (+) Securities purchased under agreements to resell 8,047 4,812 (+) Loans and credit card operations 20,411 16,418 (+) Foreign exchange portfolio 1,130 1,259 (+) Energy 619 540 (+) Compulsory 866 - Liabilities (140,597) (128,267) (-) Securities (9,469) (5,637) (-) Derivative financial instruments (14,675) (19,077) (-) Securities sold under repurchase agreements (31,429) (30,534) (-) Private Pension Liabilities (42,714) (39,102) (-) Deposits (21,205) (15,166) (-) Structured Operations (11,026) (9,456) (-) Financial Bills (3,566) (3,235) (-) Foreign exchange portfolio (1,420) (1,649) (-) Credit card operations (3,996) (3,360) (-) Commitments subject to possible redemption (1,074) (1,041) (-) Promissory Note (20) (10) (-) Float (11,391) (12,123) (=) Adjusted Gross Financial Assets 19,142 16,321 Net Asset Value (in R $ mn ) Float (in R $ mn) New lines New lines

24 Non - GAAP Financial Information Adjusted Net Income 24 Adjusted Net Income (in R $ mn ) 3Q22 3Q21 YoY 2Q22 QoQ Net Income 1,031 936 10% 913 13% (+) Share Based Compensation 186 165 13% 214 -13% (+/-) Taxes (68) (62) 9% (81) -15% Adj. Net Income 1,149 1,039 11% 1,046 10%

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